Exhibit 17.1

James L. Waters
1153 Grove Street
Framingham, MA 01701

November 5, 2004

Mr. James G. Martin, Chairman
aaiPharma, Inc.
2320 Scientific Park Drive
Wilmington, NC 28405

Dear Jim:

This is my letter of resignation from the Board of Directors (BOD) of aaiPharma, Inc. (AAI) effective immediately. I am resigning at this time so I can inform the shareholders of AAI in the 2004 proxy statement of my disapproval of the BOD nominating committee’s actions.

I am not leaving the BOD voluntarily. I am resigning because Fred Sancilio has apparently controlled the BOD nominating committee members so they are not recommending me for continued service on the AAI board. Previous to this time, no AAI director who has wished to continue to serve has failed to be nominated for another term.

The following is a brief review of my involvement with AAI.

I was the principal early investor in AAI (1981) and have served on the AAI board since that time. In addition, my family owns more than 3,700,000 shares of AAI common stock.

During the spring of 2004, I recognized that Sancilio’s actions were detrimental to the interests of AAI shareholders. I presented my conclusion that Sancilio must be removed as chairman and CEO to the special committee of the BOD at a meeting in New Jersey on May 28, 2004. No member of the special committee discussed my concerns at that meeting. Later, I was informed that my views “are not endorsed” by the other members of the special committee.

On June 11, I received the draft of AAI’s 10K and refused to sign it unless major corrections were made. I then worked for two days with Al Cavagnaro and other AAI attorneys to make the appropriate changes.

I was unable to attend the BOD meeting held on July 14, 2004. My concerns about the actions of Sancilio had increased and I sent an e-mail to all the BOD members outlining in detail the reasons why I felt Sancilio must be removed. Most members of the BOD did not approve of my position at that time.

During the month of August, a majority of the BOD finally agreed with my position that Sancilio must resign. After considerable difficulties, the BOD on September 26, 2004 accepted Sancilio’s resignation as chairman and CEO.

Before Sancilio resigned as chairman, he appointed a BOD nominating committee. I believe this nominating committee is not recommending me for continued service as a director because of Sancilio’s desire to remove me and because of my recent efforts made on behalf of the shareholders to protect the interests of AAI.

In leaving the BOD I wish to say that I continue to be a strong supporter of AAI. I fully approve of the plans and actions of the new management team and I wish the company well.

Sincerely,

/s/ James L. Waters

James L. Waters